EXHIBIT 19.1

HIGHPEAK ENERGY, INC.
AMENDED AND RESTATED INSIDER TRADING POLICY
Adopted as of March 6, 2025

This Amended and Restated Insider Trading Policy (this “Policy”) provides guidelines to directors, officers, employees and consultants of HighPeak Energy, Inc. (the “Company”) with respect to transactions in the Company’s securities (such as common stock, options to buy or sell common stock, warrants, contingent value rights and convertible securities) and derivative securities relating to the Company’s common stock, whether or not issued by the Company (such as exchange-traded options) for the purpose of promoting compliance with applicable. This Policy also sets forth Company policies with respect to insiders’ transactions in the securities of other publicly traded companies.

This Policy applies to directors and officers, and any employees and consultants who receive or are aware of Material, Non-Public Information (as defined below) regarding (1) the Company and (2) any other company with publicly-traded securities, including the Company’s customers, joint-venture or strategic partners, vendors and suppliers (“business partners”), obtained in the course of employment by or in association with the Company. This Policy also applies to any person who receives Material, Non-Public Information. The people to whom this Policy applies are referred to in this Policy as “insiders.” All insiders must comply strictly with this Policy.

The Company reserves the right to amend or rescind this Policy or any portion of it at any time and to adopt different policies and procedures at any time. In the event of any conflict or inconsistency between this Policy and any other materials distributed by the Company, this Policy shall govern. If a law conflicts with this Policy, you must comply with the law.

You should read this Policy carefully, ask questions of the Company’s Chief Financial Officer and/or Vice President of Finance, and promptly sign and return the certification attached as Annex A acknowledging receipt of this Policy to:

HighPeak Energy, Inc.
421 W. 3rd Street, Suite 1000
Forth Worth, Texas 76102
Attention: Executive Assistant, Finance

The Company’s Chief Financial Officer and/or Vice President of Finance is responsible for ensuring that all of the Company’s directors, officers and other employees promptly sign and return the attached certification acknowledging receipt of this Policy.

Definitions and Explanations

Material, Non-Public Information

What Information is “Material”?

It is not possible to define all categories of material information. However, information should be regarded as material if there is a substantial likelihood that it would be considered important to an investor in making an investment decision regarding the purchase or sale of the Company’s securities. Information that is likely to affect the price of a company’s securities (whether positive or negative) is almost always material. It is also important to remember that either positive or negative information may be material.

While it may be difficult under this standard to determine whether particular information is material, there are various categories of information that are particularly sensitive and, as a general rule, should always be considered material information. Common examples of material information include:

Unpublished financial results (annual, quarterly or otherwise);

Unpublished projections of future earnings or losses;

News of a pending or proposed merger;

News of a significant acquisition or a sale of significant assets;

Impending announcements of bankruptcy or financial liquidity problems;

Gain or loss of a substantial customer or supplier;

Changes in the Company’s distribution or dividend policy;

Stock splits;

Changes in the Company’s or its subsidiaries’ credit ratings;

New equity or debt offerings;

Significant developments in litigation or regulatory proceedings;

Changes in management; and

Significant corporate events, including material cyber, data or personnel matters.

The above list is for illustration purposes only. If securities transactions become the subject of scrutiny, they will be viewed after-the-fact and with the benefit of hindsight. Therefore, before engaging in any securities transaction, you should consider carefully how the Securities and Exchange Commission (“SEC”) and others might view your transaction in hindsight and with all of the facts disclosed.

What Information is “Non-Public”?

Information is “non-public” if it has not been previously disclosed to the general public and is otherwise not generally available to the investing public. For information to be considered “public,” it must be widely disseminated in a manner making it generally available to the investing public and the investing public must have had time to absorb the information fully. Generally, one should allow two (2) full Trading Days following publication as a reasonable waiting period before information is deemed to be public.

Related Person

“Related Person” means, with respect to the Company’s insiders:

Any family member living in the insider’s household (including a spouse, minor child, minor stepchild, parent, stepparent, grandparent, sibling, in-law) and anyone else living in the insider’s household;

●	Family members who do not live in the insider’s household but whose transactions in Company securities are directed by the insider or subject to the insider’s influence or control;

●	Partnerships in which the insider is a general partner;

●	Trusts of which the insider is a trustee;

●	Estates of which the insider is an executor; and

●	Other equivalent legal entities that such insider controls.

Trading Day

“Trading Day” means a day on which national stock exchanges or the Over-The-Counter Bulletin Board Quotation System are open for trading, and a “Trading Day” begins at the time trading begins.

Insider Transactions

This Policy prohibits insiders from (i) transacting in or (ii) “tipping,” either directly or indirectly, others who may transact in the Company’s securities, in each case, while aware of Material, Non-Public Information about the Company. These transactions are commonly referred to as “insider trading.” This Policy additionally prohibits transacting in or tipping others who may transact in the securities of any other publicly traded company with which Company does business in circumstances where insiders receive Material, Non-Public Information about such other company that has been provided to the Company and as to which the Company has a duty of confidentiality that is known to the insider regarding such information.

All insiders should treat Material, Non-Public Information about the Company’s business partners with the same care required with respect to Material, Non-Public Information related directly to the Company.

Transacting on Material, Non-Public Information

Except as otherwise specified in this Policy, no insider or Related Person shall engage in any transaction in the Company’s securities, including making any offer to purchase or offer to sell, or giving any gift of the Company’s securities, during any period commencing with the date that he or she is aware of Material, Non-Public Information concerning the Company, and ending at the beginning of the third Trading Day following the date of public disclosure of the Material, Non-Public Information, or at the time that the information is no longer material.

Tipping Others of Material, Non-Public Information

No insider shall disclose or tip, either directly or indirectly, Material, Non-Public Information about the Company to any other person (including Related Persons) where the Material, Non-Public Information about the Company may be used by that person to his or her profit by transacting in the securities of the company to which the Material, Non-Public Information relates, nor shall the insider or the Related Person make recommendations, either directly or indirectly, or express opinions on the basis of Material, Non-Public Information about the Company as to transacting in the Company’s securities. Insiders are not authorized to recommend transactions in the Company’s securities to any other person (other than Related Persons) regardless of whether the insider is aware of Material, Non-Public Information about the Company.

C.	Confidentiality of Material, Non-Public Information

Material, Non-Public Information relating to the Company is the Company’s property and the unauthorized disclosure of Material, Non-Public Information is prohibited. If an insider receives any inquiry from outside the Company (such as a securities analyst) for information (particularly financial results and/or projections) that may be Material, Non-Public Information, the inquiry should be referred to the Company’s Vice President of Business Development, who is responsible for coordinating and overseeing the release of that information to the investing public, securities analysts and others in compliance with applicable laws and regulations.

Special and Prohibited Transactions

Because the Company believes it is improper and inappropriate for its insiders to engage in short-term or speculative transactions involving certain securities, it is the Company’s policy that its insiders may not engage in any of the transactions specified below.

1.

Transactions in Company Debt Securities. The Company believes that it is inappropriate for its insiders to be creditors of the Company due to actual or perceived conflicts of interest that may arise in connection therewith. Therefore, insider transactions in Company debt securities, whether or not those securities are convertible into Company common stock, are prohibited by this Policy.

2.

Hedging Transactions and Other Transactions Involving Company Derivative Securities. Hedging or monetization transactions can permit an individual to hedge against a decline in stock price, while at the same time eliminating much of the individual’s economic interest in any rise in value of the hedged securities. Because hedging transactions can present the appearance of a bet against the Company, hedging or monetization transactions, whether direct or indirect, involving the Company’s securities are completely prohibited, regardless of whether you are in possession of Material, Non-Public Information. A “short sale,” or sale of securities that the seller does not own at the time of sale or, if owned, that will not be delivered within twenty (20) days of the sale, is an example of a prohibited hedging transaction.

Transactions involving derivative securities, whether or not entered into for hedging or monetization purposes, may also create the appearance of impropriety in the event of any unusual activity in the underlying equity security. Transactions involving Company-based derivative securities are completely prohibited, whether or not you are in possession of Material, Non-Public Information. “Derivative securities” are options, warrants, stock appreciation rights, convertible notes or similar rights whose value is derived from the value of an equity security, such as Company common stock. Transactions in derivative securities include, but are not limited to, transacting in Company-based option contracts, transactions in straddles or collars, and writing puts or calls. This Policy does not, however, prohibit transactions of publicly traded warrants or contingent value rights issued by the Company. Transactions in debt that may be convertible into Company common stock would also constitute a transaction in derivative securities prohibited by this Policy. This Policy does not, however, restrict holding, exercising, or settling awards such as options, restricted stock, restricted stock units, or other derivative securities granted under a Company equity incentive plan as described in more detail below under “Exempted Transactions.”

3.

Purchases of Company Stock on Margin. Any of the Company’s common stock purchased in the open market should be paid for in full at the time of purchase. Purchasing the Company’s common stock on margin (e.g., borrowing money from a brokerage firm or other third party to fund the stock purchase) is strictly prohibited by this Policy.

4.

Short Term Trading. Short-term trading of Company securities may be distracting and may unduly focus the person on the Company’s short-term stock market performance instead of the Company’s long-term business objectives. For these reasons, insiders who purchase Company securities in the open market may not sell any Company securities of the same class during the six months following the purchase (or vice versa). However, this restriction may be waived in individual cases at the discretion of the Company’s Chief Financial Officer and/or Vice President of Finance (unless such insider is the Chief Financial Officer or Vice President of Finance, in which case the Chief Financial Officer or Vice President of Finance may be granted an exception to such prohibitions by the Company’s Chief Executive Officer).

5.

Standing and Limit Orders. Standing and limit orders (except standing and limit orders under approved Rule 10b5-1 Plans, see Section V below) should be used only for a very brief period of time. The problem with purchases or sales resulting from standing instructions to a broker is that there is no control over the timing of the transaction. The broker could execute a transaction when the insider is in possession of Material, Non-Public Information.

E.	Exempted Transactions

This Policy does not apply in the case of the following transactions, except as specifically noted:

1.

Stock Option Exercises. This Policy does not apply to the exercise of an employee stock option acquired pursuant to the Company’s plans, or to the exercise of a tax withholding right pursuant to which a person has elected to have the Company withhold shares subject to an option to satisfy tax withholding requirements. This Policy does apply, however, to any sale of stock as part of a broker-assisted cashless exercise of an option, or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option.

2.

Restricted Stock Awards. This Policy does not apply to the vesting of restricted stock, or the exercise of a tax withholding right pursuant to which the insider elects to have the Company withhold shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock. The Policy does apply, however, to any market sale of restricted stock.

3.

401(k) Plan. This Policy does not apply to purchases of Company securities in the Company’s 401(k) plan resulting from an insider’s periodic contribution of money to the plan pursuant to the insider’s payroll deduction election. This Policy does apply, however, to certain elections the insider may make under the 401(k) plan, including:

(a)	an election to increase or decrease the percentage of the insider’s periodic contributions that will be allocated to the Company stock fund;

(b)	an election to make an intra-plan transfer of an existing account balance into or out of the Company stock fund;

(c)	an election to borrow money against the insider’s 401(k) plan account if the loan will result in a liquidation of some or all of the insider’s Company stock fund balance; and

(d)	an election to pre-pay a plan loan if the pre-payment will result in allocation of loan proceeds to the Company stock fund.

4.

Employee Stock Purchase Plan. This Policy does not apply to purchases of Company securities in the employee stock purchase plan resulting from the insider’s periodic contribution of money to the plan pursuant to the election the insider made at the time of the insider’s enrollment in the plan. This Policy also does not apply to purchases of Company securities resulting from lump sum contributions to the plan, provided that the insider elected to participate by lump sum payment at the beginning of the applicable enrollment period. This Policy does apply, however, to the insider’s election to participate in the plan for any enrollment period, and to the insider’s sales of Company securities purchased pursuant to the plan.

5.

Dividend Reinvestment Plan. This Policy does not apply to purchases of Company securities under the Company’s dividend reinvestment plan resulting from the insider’s reinvestment of dividends paid on Company securities. This Policy does apply, however, to voluntary purchases of Company securities resulting from additional contributions the insider chooses to make to the dividend reinvestment plan, and to the insider’s election to participate in the plan or increase the insider’s level of participation in the plan. This Policy also applies to the insider’s sale of any Company securities purchased pursuant to the plan.

6.	Diversified Mutual Funds. This exception applies to transactions in diversified mutual funds that are invested in Company securities.

7.	Other Similar Transactions. Any other purchase of Company securities from the Company or sales of Company securities to the Company are not subject to this Policy.

G.	Post-Termination Transactions

The guidelines set forth in this Section II continue to apply to transactions in the Company’s securities even after the insider has terminated employment or other service relationship with the Company as follows: if the insider is aware of Material, Non-Public Information when his or her employment or service relationship terminates, the insider may not transact in the Company’s securities until that information has become public or is no longer material.

H.	No Hardship Waivers

Except as specified herein, the guidelines set forth in this Section II may not be waived.

Additional Trading Guidelines and Requirements for Certain Insiders

Blackout Period and Trading Window

The period beginning at the close of market on the 5th calendar day of the first month following the end of each fiscal quarter or year and ending after two (2) full Trading Days following the date of public disclosure of the financial results for that fiscal quarter (“Blackout Period”) is a particularly sensitive period of time for transactions in the Company’s securities from the perspective of compliance with applicable securities laws. This sensitivity is due to the fact that certain insiders identified by the Company will, during the Blackout Period, often be aware of Material, Non-Public Information about the expected financial results for the quarter. Certain insiders identified by the Company and who have been notified that they have been so identified (the “Window Group”) are prohibited from transacting during the Blackout Period. The Company will endeavor to notify the Window Group when the Blackout Period begins. Insiders who have not been identified as being in the Window Group should adhere to the general prohibitions set forth in this Policy.

To ensure compliance with this Policy and applicable federal and state securities laws, the Company requires that the Window Group refrain from executing transactions involving the purchase or sale of the Company’s securities other than during the period commencing at the open of market after the expiration of two (2) full Trading Days following the date of public disclosure of the financial results for a particular fiscal quarter or year and continuing until the close of market on the 5th calendar day of the first month following the end of each fiscal quarter or year (“Trading Window”). The safest period for transacting in the Company’s securities, assuming the absence of Material, Non-Public Information, is generally the first ten (10) days of the Trading Window.

From time to time, the Company may also prohibit the Window Group from transacting in the Company’s securities because of developments known to the Company and not yet disclosed to the public. In this event, the Window Group may not engage in any transaction involving the purchase or sale of the Company’s securities until the information has been known publicly for at least two (2) full Trading Days and should not disclose to others the fact of the trading suspension.

It should be noted that even during the Trading Window, any person aware of Material, Non-Public Information concerning the Company should not engage in any transactions in the Company’s securities until the information has been known publicly for at least two (2) full Trading Days, whether or not the Company has recommended a suspension of trading to that person. Trading in the Company’s securities during the Trading Window should not be considered a “safe harbor,” and all insiders should use good judgment at all times.

Pre-Clearance of Trades

The Company has determined that certain members the of Window Group (collectively, the “Pre-Clearance Group”) must not transact in the Company’s securities, even during a Trading Window, without first complying with the Company’s “pre-clearance” process. Each member of the Pre-Clearance Group should contact the Company’s Chief Financial Officer and/or Vice President of Finance prior to commencing any transaction in the Company’s securities. The Chief Financial Officer and/or Vice President of Finance will consult, as necessary, with senior management before clearing any proposed transaction. Any proposed transaction cleared by the Company’s Chief Financial Officer and/or Vice President of Finance shall be reported immediately to the Company’s Chief Executive Officer and/or Vice President of Finance.

Please note that clearance of a proposed transaction by the Company’s Chief Financial Officer and/or Vice President of Finance does not constitute legal advice regarding or otherwise acknowledge that a member of the Pre-Clearance Group does not possess Material, Non-Public Information. Employees must ultimately make their own judgments regarding, and are personally responsible for determining, whether they are in possession of Material, Non-Public Information.

Hardship Waivers

The guidelines specified in this Section III may be waived, at the discretion of the Company’s Chief Financial Officer and/or Vice President of Finance, if compliance would create severe hardship or prevent an insider within the Window Group from complying with a court order, as in the case of a divorce settlement. Any exception approved by the Company’s Chief Financial Officer and/or Vice President of Finance shall be reported immediately to the Audit Committee of the Company’s Board of Directors (the “Board”).

IV.	Additional Information for Directors and Officers

The Company’s directors and Section 16 officers (as defined below) are required to file Section 16 reports with the SEC when they engage in transactions in the Company’s securities. Although the Company may generally assist its directors and Section 16 officers in preparing and filing the required reports, directors and Section 16 officers retain responsibility for the reports.

Directors and Section 16 officers shall also comply with the policies and procedures set forth in the Company’s Short-Swing Trading and Reporting Policy.

Further, directors and Section 16 officers may be subject to trading blackouts pursuant to Regulation Blackout Trading Restriction, or Regulation BTR, under the federal securities laws. In general and with certain limited exemptions, Regulation BTR prohibits any director or Section 16 officer from engaging in certain transactions involving Company securities during periods when participants are prevented from purchasing, selling or otherwise acquiring or transferring an interest in certain securities held in individual account plans. The rules encompass a variety of pension plans, including Section 401(k) plans, profit-sharing and savings plans, stock bonus plans and money purchase pension plans. Any profits realized from a transaction that violates Regulation BTR are recoverable by the Company, regardless of the intentions of the director or officer effecting the transaction. In addition, individuals who engage in such transactions are subject to sanction by the SEC as well as potential criminal liability. The Company will notify directors and Section 16 officers if they are subject to a blackout trading restriction under Regulation BTR. Failure to comply with an applicable trading blackout in accordance with Regulation BTR is a violation of law and this Policy.

“Section 16 officer” means the Company’s president, principal financial officer, principal accounting officer (or if none, the controller), any vice-president of the Company in charge of a principal business unit, division or function (such as sales, administration or finance), and any other officer who performs a policy-making function, as determined from time to time by the Board, or any other person who performs similar policy-making functions of the Company, as determined from time to time by the Board. Officers of the Company’s subsidiaries shall also be deemed officers of the Company if they perform policy-making functions for the Company, as determined from time to time by the Board.

V.	Planned Trading Programs

Purchases or sales of the Company’s securities by any director, officer, or other employee of the Company made pursuant to, and in compliance with, a written plan that meets the requirements of Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (a “Rule 10b5-1 Plan”) may be made without restriction to any particular period provided that the Rule 10b5-1 Plan was established in good faith, in compliance with the requirements of Rule 10b5-1, at the time when such individual was not in possession of Material, Non-Public Information about the Company and the Company had not imposed any trading blackout period. The Company must be notified of the establishment of any such Rule 10b5-1 Plan, any amendments to such Rule 10b5-1 Plan and the termination of such Rule 10b5-1 Plan.

Any Rule 10b5-1 Plan must be pre-cleared in writing in advance of adoption by the Company’s Chief Financial Officer and/or Vice President of Finance and prompt disclosure regarding the plan’s adoption may be made through a press release or Current Report on Form 8-K. No further pre-approval of transactions conducted pursuant to the Rule 10b5-1 Plan will be required.

Potential Criminal and Civil Liability and/or Disciplinary Action

Civil and criminal penalties and disciplinary action by the Company, which may include termination or other appropriate action, may result from transacting on Material, Non-Public Information regarding the Company.

VII.	Administration of the Policy

Steven Tholen and Daniel Silver shall serve as the Chief Financial Officer and Vice President of Finance, respectively, for the purposes of this Policy, and in their absence, Ryan Hightower, Vice President of Business Development or another employee designated by the Chief Financial Officer and/or Vice President of Finance shall be responsible for administration of this Policy. All determinations and interpretations by the Chief Financial Officer and/or Vice President of Finance shall be final and not subject to further review.

Company Transactions

From time to time, the Company may engage in transactions in its own securities. It is the Company’s policy to comply with all applicable securities laws (including appropriate approvals by the Board or appropriate committee, if required) when engaging in transactions in the Company’s securities.

* * * *

This document states a policy of HighPeak Energy, Inc. and is not intended to be regarded as the rendering of legal advice.

ANNEX A
INSIDER TRADING POLICY
CERTIFICATION

I have read and understand the Insider Trading Policy (the “Policy”) of HighPeak Energy, Inc. (the “Company”). I agree that I will comply with the policies and procedures set forth in the Policy. I understand and agree that, if I am a director, officer or employee of the Company or one of its subsidiaries or other affiliates, my failure to comply in all respects with the Company’s policies, including the Policy, may be a basis for termination for cause of my employment or service with the Company and any subsidiary or other affiliate to which my employment or service now relates or may in the future relate.

I am aware that this signed Certification will be filed with my personal records in the Company’s Human Resources Department.

Signature

Type or Print Name

Date